
January 24, 2013

<u>Via E-mail</u>
Mr. John P. Albright
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

> **Re: Consolidated-Tomoka Land Co.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-11350**

Dear Mr. Albright:

  We have reviewed your response letter dated January 15, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Consolidated Statements of Operations, page F-5</u>

1. We have reviewed your response to comment 2 from our letter dated December 17, 2012. In future filings, please revise your presentation of stock compensation to include such amounts in the same line or lines where cash compensation paid to the same individuals is presented.  For reference see SAB Topic 14F.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant